Filed by AbbVie Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Shire plc

Commission File No.: 0-29630

AbbVie has today issued the following presentation for analysts and investors containing information on AbbVie's recommended combination with Shire.

A copy of the presentation is also available on AbbVie's website at: http://www.abbvieinvestor.com/phoenix.zhtml?c=251551&p=irol-disclaimer-documents.

The recommended combination of AbbVie and Shire Creating a well-positioned and focused specialty biopharmaceutical company July 18, 2014

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION Forward-Looking Statements This document contains certain forward-looking statements with respect to a possible combination involving AbbVie and Shire. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify forward-looking statements. AbbVie cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the possibility that a possible combination will not be pursued, failure to obtain necessary regulatory approvals or required financing or to satisfy any of the other conditions to the possible combination if it is made, adverse effects on the market price of AbbVie’s common stock and on AbbVie’s operating results because of a failure to complete the possible combination, failure to realise the expected benefits of the possible combination, negative effects relating to the announcement of the possible combination or any further announcements relating to the possible combination or the consummation of the possible combination on the market price of AbbVie’s common stock, significant transaction costs and/or unknown liabilities, general economic and business conditions that affect the combined companies following the consummation of the possible combination, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax laws, regulations, rates and policies, future business combinations or disposals and competitive developments. These forward-looking statements are based on numerous assumptions and assessments made by AbbVie in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this document could cause AbbVie’s plans with respect to Shire, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this document are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this document. Additional information about economic, competitive, governmental, technological and other factors that may affect AbbVie is set forth in Item 1A, “Risk Factors,” in AbbVie’s 2013 Annual Report on Form 10-K, which has been filed with United States Securities and Exchange Commission (the “SEC”), the contents of which are not incorporated by reference into, nor do they form part of, this document. AbbVie undertakes no obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law. Responsibility The directors of AbbVie accept responsibility for the information contained in this document and, to the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and it does not omit anything likely to affect the import of such information. Additional Information This document is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. Subject to future developments, AbbVie may file a registration statement and/or tender offer documents with the SEC in connection with a combination. Holders of Shire and/or AbbVie shares should read those filings, and any other filings made by AbbVie with the SEC in connection with the combination, as they will contain important information. Those documents, if and when filed, as well as AbbVie’s other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at AbbVie’s website at www.AbbVie.com. 1

A strategically compelling and financially attractive combination 2 Larger and more diversified biopharmaceutical company with multiple leading franchises + Transaction expected to be accretive to adjusted EPS1 in the first year following completion, and will increase to more than $1.00 per share by 2020 Transaction expected to achieve a competitive tax structure and provide New AbbVie with enhanced access to its global cash flows Significant financial capacity for future acquisitions, investment and opportunity for enhanced shareholder distributions and value creation 1 Adjusted EPS excludes intangible asset amortization expense and purchase accounting adjustments and other specified items. The statement that the Transaction is earning accretive should not be construed as a profit forecast and is therefore not subject to the requirements of Rule 28 of the Code. It should not be interpreted to mean that the earnings per share in any future financial period will necessarily match or be greater than those for the relevant preceding financial period Adds leading franchises within specialty therapeutic areas, including rare disease and neuroscience Global resources and experienced teams positioned to continue to deliver strong shareholder returns to both AbbVie and Shire shareholders Broad and deep pipeline of diverse development programs and enhanced R&D capabilities

Recommended combination terms

- Shire shareholders will be entitled to receive
  - **£24.44 in cash and**
  - **0.8960 New AbbVie shares for each Shire share**
- Terms represent
  - An **indicative value of £52.48** per Shire share based on AbbVie's closing share price of $53.52 on July 17, 2014[1]
  - An **indicative value of £53.19** per Shire share based on AbbVie's 30-day volume-weighted average price of $54.83 to July 17, 2014[2]
  - **£32bn for the entire issued and to be issued share capital of Shire**[3]
- **Premium of 42% to Shire's share price** on the last business day prior to the commencement of the offer period[4]
- **Shire shareholders expected to hold approximately 25% in New AbbVie**, offering the ability to participate in the future prospects of the combined group
- Cash portion to be funded through **existing balance sheet cash and new debt**
- Combination expected to be implemented by a **scheme of arrangement** and **expected to be completed in Q4 2014**

[1] Exchange rate of $1.00:£0.5848 on July 17, 2014, the latest practicable date before the Revised proposal was made, and assuming one New AbbVie share is issued for each existing AbbVie share in the simultaneous AbbVie holding company restructuring described in the Rule 2.7 announcement

[2] Exchange rate of $1.00:£0.5853 (30 day average exchange rate to 17 July 2014); $54.83 per AbbVie share (30 day volume weighted average share price) is calculated using the price and volume of each AbbVie share trade between 18 June 2014 and 17 July 2014 as provided by Bloomberg

[3] Based on the indicative value of £53.19

[4] June 19, 2014

abbvie Shire 3

Compelling strategic rationale for all shareholders

Potential to accelerate growth of both companies through multiple catalysts	• Potential to **accelerate growth and profitability** by leveraging AbbVie's capabilities and infrastructure • **Incremental sustainable leadership positions within high value market segments** of significant unmet need
Strong complementary fit across existing platforms	• **Strong complementary fit** with AbbVie's existing specialty focus • **Develop global franchises** from Shire's platform • Utilize M&A to **supplement organic growth**
Leverage AbbVie's substantial and well-established global infrastructure	• Achieve **immediate broader geographic penetration and scale**, by leveraging AbbVie's existing, well-established global infrastructure across more than 170 countries • **Provide Shire with the desired scale and infrastructure** to establish leadership positions
Broader and deeper pipeline of attractive development programs	• **Best-in-class product development platform, with near-term new product launches** in multiple therapeutic areas • **Expertise and infrastructure** to expand product indications to meet patient needs • AbbVie's **track record of product optimization** is evidenced by the Humira franchise growth
Substantial combined financial capacity	• **Opportunity to maximize Shire's rare disease and neuroscience franchises** • **Potential for strengthened sustainability of top-tier EPS growth**, attractive free cash flow and enhanced return of capital policy • **Drive continued portfolio expansion** with access to cash and financial capabilities abbvie Shire 4

Leadership positions within growing therapeutic categories 5 + RA Derm Neuroscience Other Rare Disease GI Liver Disease / Virology #1 in RA Gaining sales in Psoriasis Continued geographic and label expansion #1 in Ulcerative Colitis Gaining market share in Crohn‘s #1 in ADHD Novel treatment for advanced Parkinson’s Disease #1 in Hypo-gonadism #1 in Essential Thrombocythemia #1 in HAE, Hunter #1 in RSV infections Emerging strength in HCV

Complementary pipeline positioned to enhance innovation

	Phase I	Phase II	Phase III	Registration
Select AbbVie Assets	**ABT-399:** Solid Tumors **ABT-165:** Solid Tumors **ABT-414:** Glioblastoma **ABT-199:** SLE **ABBV-672:** Alzheimer's **ABT-354:** Alzheimer's **ABT-957:** Alzheimer's **ABT-165:** Wet AMD	**Veliparib:** WBRT for brain mets **Veliparib:** Ovarian Cancer **ABT-122:** RA **ABT-494:** RA **GLPG 0634:** RA, Crohns **ALV-003:** Celiac Disease **ABT-981:** Osteoarthritis **Elagolix:** Uterine Fibroids **ABT-126:** Schizophrenia **ABT-436:** Alcohol Use Disorder **2nd gen pan genotype:** HCV **RTA-ABT 408:** Ocular Inflammation	**ABT-199:** CLL **Veliparib:** NSCLC **Veliparib:** Breast Cancer **Elotuzumab:** Multiple Myeloma **Humira:** Hidradenitis Suppurativa **Elagolix:** Endometriosis **Daclizumab:** Multiple Sclerosis **Atrasentan:** Diabetic Nephropathy **Humira:** Uveitis	**Humira:** Pediatric Crohn's disease **Duopa:** Parkinson's Disease **Interferon Free Combo:** HCV
Select Shire Assets	**SHP-611:** MLD **SHP-622:** Friedreich's ataxia **CINRYZE IV:** HAE Prophylaxis **CINRYZE SC:** HAE Prophylaxis **FT-011:** Renal Impairment **LUMOO2:** NASH	**SHP-609:** Hunters **SHP-610:** Sanfilippo A **LUM001:** 4 rare hepatic diseases **Premiplex:** Retinopathy of Premature infants **SHP-613:** Acute Vascular Repair **Maribavir:** CMV in transplant patients	**Vyvanse:** Binge Eating **Firazyr:** ACE Angioedema **Lifitegrast:** Dry Eye	**SHP-465:** ADHD

Oncology
HCV/Liver disease
Immunology/GI
Renal
Neuroscience
Ophthalmology
Rare Disease
Women's Health

The combination of AbbVie and Shire would create an enhanced, strongly capitalized platform across research and clinical development, with a broader and deeper pipeline of robust development programs

Note: Shire pipeline shown excludes geographic expansion of marketed products and products currently on clinical hold abbvie Shire 6

Combined with AbbVie, Shire's potential can be maximized

AbbVie is **highly experienced in developing and commercializing** specialty pharmaceuticals **globally**

AbbVie and Shire have **complementary leadership positions in the Gastrointestinal space**

AbbVie has had a **strong track record extending core franchises** through lifecycle management and **growing core products** through label extensions

AbbVie and Shire would have a **stronger combined pipeline in ophthalmology**

AbbVie has a fully integrated R+D model including **>$500mm budgeted in discovery R+D** spend[1] that is likely to benefit Shire

AbbVie has a **strong track record in completing and integrating acquisitions**

[1] AbbVie budgeted discovery R&D spend in 2014

abbvie Shire 7

Greater financial profile than standalone capabilities 8 1 Adjusted EPS excludes intangible asset amortization expense and purchase accounting adjustments and other specified items. The statement that the transaction is earnings accretive should not be construed as a profit forecast and is therefore not subject to the requirements of Rule 28 of the Takeover Code. It should not be interpreted to mean that the earnings per share in any future financial period will necessarily match or be greater than those for the relevant preceding financial period Greater strategic and financial flexibility and attractive free cash flow to support potential for enhanced business development and shareholder return of capital policy AbbVie expects the effective tax rate for New AbbVie to approximate 13% by 2016; the new tax structure will provide AbbVie with flexible access to its global cash flows AbbVie expects the transaction to be accretive to AbbVie’s adjusted EPS1 in the first year following completion, growing to above $1.00 per share by year 2020, with material ongoing financial and operating benefits Access to cash and financial wherewithal not available on a standalone basis combined with a world-class business development group to drive continued portfolio expansion Intention to maintain a strong commitment to a growing dividend and to implement a significant share repurchase program Potential for strengthened sustainability of top-tier EPS growth Intention to maintain AbbVie’s investment grade ratings profile

New AbbVie corporate structure

- The combined entity would operate under a new holding company, New AbbVie, would be **incorporated in Jersey and is expected to be resident in the UK for tax purposes**
- New AbbVie would retain **operational headquarters in Chicago** as well as a **strong presence in the USA and the UK**
- New AbbVie shares are intended to be **listed on the New York Stock Exchange**


abbvie
Shire
New abbvie
abbvie
shareholders
New AbbVie shares
~75%
Shire
shareholders
New AbbVie shares
~25%

abbvie Shire 9

Next steps 10 Combination intended to be implemented by means of a court-sanctioned scheme of arrangement between Shire and the Scheme Shareholders under Article 125 of the Companies Law Scheme Circular expected to be published in autumn 2014 Scheme to become effective and transaction expected to be completed in Q4 2014 Subject to approval of both AbbVie and Shire shareholders Subject to customary legal and regulatory approvals

APPENDIX

AbbVie has built a global, biopharmaceutical leader

abbvie

- Global, research-based biopharmaceutical leader formed from the split of Abbott in 2013
- **25,000 employees** worldwide with strong global footprint across over **170 countries**
- **Market capitalization of ~$87 billion**[1] and **sales of ~$19 billion in 2013**
- **Experienced management team** with a track record of strong execution
- **Humira is the world's #1 global pharmaceutical product** and is well-positioned for continued growth
- Sustainable **leadership positions** within multiple therapeutic areas
- **Compelling product pipeline**, including multiple late-stage assets with near-term catalysts
- Strong financial profile and **robust cash flow**
- R&D investments targeted at **high-value specialty segments with significant opportunities**
- Total R&D spend of **~$2.9 billion in 2013** and AbbVie estimates it will spend ~$0.5 billion in discovery spending in 2014

[1] On a fully diluted basis, as of July 17, 2014

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13 Shire has been transforming into a high-growth biotech Leading specialty biopharmaceutical company focusing on developing and marketing innovative specialty medicines that address significant unmet patient needs Approximately 5,000 employees worldwide across 30 countries Sales of ~$5 billion in 2013 Leadership positions within Rare Diseases, Neuroscience, Gastrointestinal, and Internal Medicine Pipeline of innovative specialist treatments built through both R&D and business development activities Total R&D spend of ~$0.9 billion in 2013 with an integrated R&D organization focused on Rare Diseases Growth through targeted acquisitions and divesting non-core assets Lean and profitable commercial infrastructure